7BF Putnam Income Strategies Fund attachment
8/31/09 Semiannual

Because of the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	322
Class B	25
Class C	62

72DD2 (000s omitted)

Class M	7
Class R	*
Class Y	694

* Represents less than 1(000s omitted)

73A1

Class A	0.234
Class B	0.206
Class C	0.206

73A2

Class M	0.216
Class R	0.226
Class Y	0.244

74U1 (000s omitted)

Class A	1,372
Class B	110
Class C	308

74U2 (000s omitted)

Class M	47
Class R	*
Class Y	61

* Represents less than 1(000s omitted)

74V1

Class A	8.56
Class B	8.54
Class C	8.54

74V2

Class M	8.55
Class R	8.57
Class Y	8.58



Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 74P

On September 15, 2008, the fund terminated its outstanding derivatives contracts with Lehman Brothers Special Financing, Inc. (LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers Holdings, Inc. On September 26, 2008, the fund entered into a receivable purchase agreement (Agreement) with another registered investment company (the Purchaser) managed by Putnam Management. Under the Agreement, the fund sold to the Purchaser the funds right to receive, in the aggregate, $577,942 in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the applicable Purchasers ultimate realized gain (or loss) on the Receivable. The Agreement, which is included in the Statement of assets and liabilities, is valued at fair value following procedures approved by the Trustees. All remaining payments under the Agreement will be recorded as realized gain or loss.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.